UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission File No. 001-35743

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
CST BRANDS, INC. SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CST BRANDS, INC.
One Valero Way
Building D, Suite 200
San Antonio, Texas 78249

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the CST Brand, Inc. Benefit Plans Administrative Committee
CST Brands, Inc. Savings Plan
San Antonio, Texas

We have audited the accompanying statement of net assets available for benefits of the CST Brands, Inc. Savings Plan (Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the period from May 1, 2013 (date of inception) through December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in its net assets available for benefits for the period from May 1, 2013 (date of inception) through December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements as a whole. The accompanying supplementary information as listed in the table of contents is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements takes as a whole.

/s/ BKD LLP
San Antonio, Texas
June 27, 2014

CST BRANDS, INC. SAVINGS PLAN
Statement of Net Assets Available for Benefits (in thousands)
December 31, 2013

2013
Assets
Investments at fair value:
Mutual funds	$42,395
Common/collective trusts	63,866
CST Brands, Inc. common stock	3,509
Valero Energy Corporation common stock	32,457
Certificate of deposit	3,955
Money market security	33
Self-directed accounts	8,027
Total investments at fair value	154,242

Receivables:
Notes receivable from participants	8,501
Employer receivable	2,188
Due from broker for securities sold	325
Total receivables	11,014

Net assets available for benefits	$165,256
See Notes to Financial Statements

CST BRANDS, INC. SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits (in thousands)
Period from May 1, 2013 (date of inception) through December 31, 2013

Investment income:
Net appreciation in fair value of investments	$15,180
Interest and dividends	3,704
Other income	37
Total investment income	18,921

Interest income on notes receivable from participants	235
Contributions:
Participants	3,678
Employer	4,027
Rollovers	3,404
Total contributions	11,109
Total additions	30,265

Deductions:
Benefits paid to participants	(10,279)
Administrative expenses	(52)
Total deductions	(10,331)

Net increase in net assets available for benefits, before transfer of assets	19,934
Transfer of plan assets from Valero Energy Corporation	145,322
Net increase in net assets available for benefits	165,256
Net assets available for benefits, beginning of period	—
Net assets available for benefits, end of period	$165,256
See Notes to Financial Statements

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

Note 1:	Description of the Plan
General
The CST Brands, Inc. Savings Plan, a Safe Harbor Plan (the Plan), was created on May 1, 2013 and is a qualified profit-sharing plan covering certain of CST’s employees in the United States (U.S.). (See “Eligibility and Participation” below for a description of employees eligible for participation in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The description of the Plan included in these notes to financial statements provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
Plan Administration
On May 1, 2013, Valero Energy Corporation (Valero) completed the separation of its retail business, creating an independent public company named CST Brands, Inc. (the Company or CST). In accordance with the separation and distribution agreement, the separation occurred by way of a pro rata distribution of 80% of the outstanding shares of CST common stock to Valero’s stockholders on May 1, 2013. Each Valero stockholder received one share of CST stock for every nine shares of Valero stock held at the close of business on the record date of April 19, 2013. This distribution included shares of Valero stock held in the Valero Energy Corporation Thrift Plan and the Valero Energy Corporation Savings Plan (the Valero Plans). Participants in the Valero Plans who became employees of CST on May 1, 2013 were 100% vested in their employer contributions in the Plan and their participant account balances were transferred to the Plan on May 1, 2013. Therefore, the statement of changes in net assets available for benefits is for the eight month period from May 1, 2013 (date of inception) through December 31, 2013. The Valero stock held by the Plan as a result of this distribution is frozen to new contributions.
The Company operates in two segments, U.S. and Canada, and is one of the largest independent retailers of motor fuel and convenience merchandise items in North America. The Company’s operations include (i) the sale of motor fuel at convenience stores, dealer/agent sites and cardlocks (which are unattended self-service fueling stations that provide motor fuel to fleet customers, such as trucking and other commercial customers), (ii) the sale of convenience merchandise items and other services (such as car wash operations, and commissions from lottery, money orders, air/water/vacuum services, video and game rentals and access to automated teller machines), and (iii) the sale of heating oil to residential customers and the sale of heating oil and motor fuel to small commercial customers.
CST’s and Valero’s common stock trade on the New York Stock Exchange (NYSE) under the symbols “CST” and “VLO,” respectively.
The Plan is a defined contribution plan sponsored by the Company for the benefit of its employees. Bank of America, N.A. (BANA) is the Trustee under the Plan and has custody of the securities and investments of the Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Plan. The Plan is administered by CST’s Benefits Plan Administrative Committee (the Committee). The Board of Directors of CST has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.
Eligibility and Participation
The Plan was established for all U.S. employees of the Company. These eligible employees are:

•
A store level employee, defined as an employee of the Company whose principal place of employment is a retail facility serving the motor vehicle public, such as a fueling facility, a convenience store, a truck stop, or a restaurant and identified in the Company records as a store employee. A store level employee may begin contributing to the Plan and is eligible for the safe harbor matching contribution on the first day of the month coincident with or next following completion of one year of service.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

•
An above store level employee, defined as an employee of the Company who is not a store level employee. An above store level employee may begin contributing to the Plan as soon as administratively possible following their date of hire.

Participation in the Plan is voluntary.
Contributions
The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions on behalf of the employee in amount up to 50% of employee’s eligible compensation. Employee rollover and employee Roth contributions are also permitted. The Company makes matching contributions of 100% of the participant’s salary deferral amounts on the first 3% of participant’s compensation and an additional 50% of the participant’s contributions up to the next 2% of the participant’s eligible pay. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. Contributions are subject to certain limitations. The Board of Directors approved $2.2 million of profit sharing contributions for the period May 1, 2013 (date of inception) through December 31, 2013, which is shown in the Statement of Net Assets Available for Benefits as an employer receivable.
The Internal Revenue Code (Code) establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. Participants who attained age 50 before the end of the year were eligible to make catch-up contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution, plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled are the benefits that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions, plus earnings thereon. Additionally, participants are fully vested in CST’s safe harbor matching contributions. To the extent they are made, profit-sharing contributions cliff vest after 3 years of service. Employees will earn time credit toward years of service beginning the first day of employment. For participants employed by the Company or one of its subsidiaries as of the effective date of the Plan or who transfered from Valero on or before August 31, 2013, any prior service recognized under the Valero Plans for such individual was recognized under the Plan for purposes of satisfying any service requirements for eligibility and vesting.
In the event an active participant is determined to be totally and permanently disabled, or dies during active employment, the participant’s profit sharing contributions will become fully vested, if not already fully vested.
Eligible participants rehired following a termination of employment are generally reinstated in the Plan as of their rehire date and may begin contributing as soon as administratively possible. A participant’s continuous service prior to rehire is generally reinstated upon the participant’s rehire date.
For participants who were not vested in the participant’s profit-sharing contributions on the last day worked and were rehired, if the time between termination and rehire is:

•
Less than 12 months, the period between termination and rehire will be counted toward vesting as though the participant never left. All prior continuous service is reinstated for vesting credit service upon a participant’s rehire.

•	Greater than 12 months, the period between termination and rehire will be disregarded toward vesting.
If a participant was 100% vested at termination, the participant will always remain vested. An authorized leave of absence does not constitute a break in service provided the participant returns to work immediately after the leave ends.
An employee is deemed to have incurred a break in service when an employee has been severed for twelve consecutive months. If a participant is absent from work for less than a year, the period of absence will count towards their years of service for vesting. One year of service is credited for every 365 days.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

Forfeitures
If a participant leaves the Company before becoming fully vested in the Company profit-sharing contributions, the participant will lose the non-vested portion. The non-vested portion or forfeited amount will be placed in a forfeiture account in the Plan and may be used to reduce Company contributions and / or to pay plan expenses. If an employee becomes reemployed with the Company, the amount that was forfeited (if any) will be restored without adjustment for any subsequent earnings or losses. The restored forfeited amount will be adjusted for any vesting previously earned. There were $15 thousand in forfeitures for the period May 1, 2013 (date of inception) through December 31, 2013.
Investment Options
Investment account options available include various funds. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. The Plan has implemented limitations on the percentage a participant may contribute directly to CST common stock and to the percentage of a participant’s overall total account balance that can be invested in the stock. The percentage of contributions directed to CST common stock cannot exceed 20%. Participants may not request fund transfers into CST common stock to the extent that such transfers would cause the CST common stock investment to exceed 20% of the participant’s total portfolio.
In addition to the various investment funds, the Plan also offers participants having a vested account balance in excess of $100,000 the opportunity to set up self-directed brokerage accounts. Under these types of accounts, participant contributions are invested in all mutual funds distributed through BANA, as well as, securities of the NYSE, American Stock Exchange and certain Over-the-Counter equity securities.
Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

•	One withdrawal during any six-month period from a participant’s frozen after-tax and/or rollover contribution account types;

•	upon completion of three years of employment, one withdrawal from a participant’s frozen after-tax, rollover contribution, and/or profit sharing contribution account types;

•
upon completion of five years of employment, one withdrawal from a participant’s frozen matching contribution account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision; and

•	upon reaching the age of 59 1/2, the participant can make one withdrawal during any six-month period using all available funds without regard to the contribution type.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to the distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. A participant or beneficiary may elect to receive the entire distribution in a lump sum payment. Alternatively, a participant may elect to do a direct rollover of any amount eligible for rollover from a participant’s account to a qualified retirement plan or IRA.
If the value of the participant’s accounts at the time distribution is to be made exceeds $1,000 (or a greater amount prescribed by IRS limits), participants may elect to delay distribution until a later date not later than April 1 of the year following the year when the participant turns 70 1/2 years old.
Notes Receivable from Participants
The Plan allows loans to active eligible participants. The minimum amount of a loan is $500. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates at the time the loan is made.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

As of December 31, 2013, interest rates on outstanding participant loans ranged from 4.25% to 10.5% and maturity dates ranged from January 2014 to November 2028. Principal and interest payments are repaid through payroll deductions. A participant can have two loans outstanding under the Plan at any time.
Administrative Expenses
Plan administrative expenses, including trustee fees and administrative fees, may be paid by the Plan unless paid by CST. CST also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant accounts, such as investment management expenses, have been deducted from interest income or dividend income. Individual participant transaction fees, such as overnight delivery fees and redemption fees, are deducted from the respective participant’s account and are included in withdrawals by participants.
Plan Termination
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis, which approximates fair value.
The Plan has one benefit-responsive investment contract, the Federated Capital Preservation Fund. As disclosed in Note 3, the contract value approximates the fair value of the Federated Capital Preservation Fund as of December 31, 2013.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 5.
Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2013. A note receivable from a participant that has been defaulted upon and not cured within a reasonable period of time may be deemed a distribution from the Plan.

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

If a note receivable from a participant is not in a default status and the participant makes their final distribution from the Plan, then the participant’s loan balance is reduced and withdrawals to participants are increased to recognize the total taxable income associated with the distribution. If a note receivable from a participant is in a default status and the participant makes their final distribution from the Plan, then the participant’s loan balance is reduced but the withdrawal is not increased because of the deemed distribution associated with the defaulted loan has already been recognized as taxable income.
Benefits Paid to Participants
Benefits paid to participants are recorded when paid.
Plan Tax Status
The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes, that the Plan is qualified and the related trust is tax exempt. As a new individually-designed plan, the Company expects to submit an application to the Internal Revenue Service (IRS) in accordance with the Plan’s normal filing cycle under applicable procedures no later than January 31, 2016, requesting a determination letter from the IRS as to the form of the Plan being qualified under Section 401(a) of the Code and therefore, the related trust tax exempt.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3:	Investments
The Plan’s investments are held by a bank-administered trust fund. The fair value of the Plan’s investments at the end of the period is as follows:

2013
Mutual funds	$42,395
Common/collective trusts	63,866
CST Brands, Inc. common stock	3,509
Valero Energy Corporation common stock	32,457
Certificate of deposit	3,955
Money market security	33
Self-directed accounts	8,027
$154,242
The Plan’s investments (including investments bought, sold and held during the period from May 1, 2013 (date of inception) through December 31, 2013) appreciated in fair value as follows:

Mutual funds	$2,470
Common/collective trusts	2,936
Common stock	9,174
Self-directed accounts	600
Net appreciation in fair value of investments	$15,180

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits at December 31, 2013 were as follows:

Valero Energy Corporation Common Stock	$32,457
Vanguard PRIMECAP Core Fund	9,451
BlackRock Basic Value Fund	8,629
Federated Capital Preservation Fund (contract value of $21,957)	21,957
Interest and dividends realized on the Plan’s investments for 2013 were $3.7 million.
Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Federated Capital Preservation Fund. These events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2013, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.

Note 4:	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in CST common stock. CST is a party-in-interest to the Plan and provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

Note 5:	Disclosures About Fair Value of Plan Assets and Liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities
The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
CST common stock, Valero common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The money market security and certificate of deposit represent interest-bearing cash and are therefore categorized in Level 1 of the fair value hierarchy.

•
Common/collective trusts are stated at fair value as determined by the issuers of the funds based on the fair values of the underlying assets and are categorized in Level 2 of the fair value hierarchy. The fair value of the Plan’s investments in the LifePath Index Funds, the Victory Small Cap Value Fund and the SSgA S&P 500 Index Fund are based on the fair values of the underlying assets. The fair value of the Federated Capital Preservation Fund, which primarily holds investments in fully benefit-responsive contracts, is calculated by

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

the issuers using a discounted cash flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. The fair value of the Plan’s investment in the Federated Capital Preservation Fund is based on its proportionate ownership of the underlying investments. There are no imposed restrictions as to the redemption of these investments.

•
The self-directed accounts invest in U.S. government securities, money market securities, corporate bonds, common stock, preferred stock and mutual funds. These investments are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

The table below presents information about the Plan’s assets measured at fair value on a recurring basis and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2013.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2013
Mutual Funds:
Foreign funds	$6,604	$—	$—	$6,604
Large-cap funds	23,915	—	—	23,915
Mid-cap funds	3,640	—	—	3,640
Small-cap funds	2,492	—	—	2,492
Bond funds	5,744	—	—	5,744
Common/collective trusts:
LifePath Index Funds	—	35,249	—	35,249
Victory Small Cap Value Fund	—	787	—	787
Federated Capital Preservation Fund	—	21,957	—	21,957
SSgA S&P 500 Index Fund	—	5,873	—	5,873
Common stock:
CST Brands, Inc. common stock	3,509	—	—	3,509
Valero Energy Corporation common stock	32,457	—	—	32,457
Certificate of deposit:
Retirement Bank Account	3,955	—	—	3,955
Money market account	33	—	—	33
Self-directed accounts:
Common stock	5,116	—	—	5,116
Money market account	1,627	—	—	1,627
Mutual funds	982	—	—	982
Corporate bonds	232	—	—	232
Cash	29	—	—	29
Other assets	21	—	—	21
U.S. government securities	18	—	—	18
Preferred stock	2	—	—	2
Investments at fair value	$90,376	$63,866	$—	$154,242

CST BRANDS, INC. SAVINGS PLAN
Notes to Financial Statements
December 31, 2013

Transfers Between Levels
During the eight months ended December 31, 2013, there were no transfers between assets classified as Level 1 and Level 2.

Supplementary Information

CST BRANDS, INC. SAVINGS PLAN
EIN 46-2226623 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2013

Identity of Issue/Description of Investment	Current Value
Mutual funds:
American Funds EuroPacific Growth Fund	$6,604
American Funds Growth Fund of America	5,835
Pioneer Bond Fund	5,744
Vanguard Mid-Cap Index Fund	3,640
Vanguard PRIMECAP Core Fund	9,451
BlackRock Small Cap Growth Equity Fund	2,492
BlackRock Basic Value Fund	8,629
Total mutual funds	42,395
Common/collective trusts:
Victory Small Cap Value Fund	787
Lifepath Index Retirement Fund	1,220
Lifepath Index Retirement Fund 2015	1,948
Lifepath Index Retirement Fund 2020	4,326
Lifepath Index Retirement Fund 2025	6,828
Lifepath Index Retirement Fund 2030	7,260
Lifepath Index Retirement Fund 2035	4,349
Lifepath Index Retirement Fund 2040	3,469
Lifepath Index Retirement Fund 2045	2,257
Lifepath Index Retirement Fund 2050	2,639
Lifepath Index Retirement Fund 2055	953
Federated Capital Preservation Fund	21,957
SSGA S&P 500 Index Fund	5,873
Total common/collective trusts	63,866
Common stock:
*CST Brands, Inc. Common Stock	3,509
Valero Energy Corporation Common Stock	32,457
Certificate of deposit:
*Retirement Bank Account	3,955
Money market	33
Self-directed accounts	8,027
*Notes receivable (interest rates range from 4.25% to 10.5%; maturity dates range from January 2014 to November 2028)	8,501
$162,743
*Party-in-interest to the Plan
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibits

Exhibit No.	Description
23.1*	Consent of BKD, LLP, Independent Registered Public Accounting Firm.
* Filed herewith.

SIGNATURE
The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the CST Brands, Inc. Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CST BRANDS, INC. SAVINGS PLAN

By	/s/ Kevin J. Sheehan
Kevin J. Sheehan
Chairman of the CST Brands, Inc. Benefit Plans Administrative Committee
Vice President, CST Brands, Inc.

Date: June 27, 2014